Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

SEC
Mail Processing
Section

JAN 16 2009

Washington, DC
101

January 6, 2009

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

09045203

SUPPL

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. December 2008 Cash Distribution and Corporate Conversion Update
2. Superior Plus Announces Unitholder Approval of Plan of Arrangement
3. Superior Plus Corp. Announces Completion of Conversion to a Corporation

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus

HMcMaster

Heather McMaster
Corporate / Legal Administrator

/enc.

PROCESSED
JAN 29 2009
THOMSON REUTERS

Superior Plus

NEWS

TSX: SPF.UN
Calgary, December 11, 2008

For Immediate Release

December 2008 Cash Distribution and Corporate Conversion Update

December 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of December 2008 of $0.135 per trust unit. The Fund will pay such amount to Computershare Trust Company of Canada ("Computershare") as agent for the unitholders on December 31, 2008. The record date is December 31, 2008 and the ex-distribution date will be December 29, 2008. Unitholders can expect to receive funds from Computershare on or about January 15, 2009. The Fund's annualized cash distribution rate for 2008 will be $1.62 per trust unit.

For tax purposes, the 2008 distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

Corporate Conversion Update

As previously announced on October 30, 2008, the Fund is expected to complete it's conversion on December 31, 2008 to Superior Plus Corp. or "Superior". Superior expects to continue the monthly payments of $0.135 per share ($1.62 per year) with the first monthly dividend payment for January to be paid on or about February 13, 2009 for shareholders of record at January 31, 2009. Canadian taxable shareholders that are individuals will receive a dividend tax credit compared to the unitholders tax treatment as other income.

The special meeting of holders of trust units of Superior Plus Income Fund is to be held on December 18, 2008 at Calgary, Alberta, Canada at 1:00 p.m. (Calgary time). A copy of the Management Information Circular regarding the Proposed Plan of Arrangement can be accessed on the Fund's website at: www.superiorplus.com or SEDAR at www.sedar.com.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

TSX: SPF.UN

Superior Plus
Income Fund

December 18, 2008

Superior Plus Announces Unitholder Approval of Plan of Arrangement

Superior Plus Income Fund (the "Fund") (www.superiorplus.com) (TSX: SPF.UN) is pleased to announce that at the special meeting ("Meeting") of the holders ("Unitholders") of trust units of the Fund, the Unitholders approved the plan of arrangement (the "Arrangement") involving, among others, the Fund and Ballard Power Systems Inc. ("Ballard"), pursuant to which the Fund will convert into a corporation to be named Superior Plus Corp. Subject to approval of the Arrangement by the Supreme Court of British Columbia on December 22, 2008, it is expected that the Arrangement and the other transactions contemplated therein will close on December 31, 2008.

Grant Billing, Chairman and CEO commented, "This is a defining moment for Superior Plus. The overwhelming support of our Unitholders demonstrates the importance of removing the uncertainties relating to Superior's transition from an income trust to a corporation. Superior Plus has excellent businesses that have grown significantly utilizing the income trust structure. Upon closing of the Arrangement, Superior will be well-positioned as a new corporation with a strong balance sheet providing the financial flexibility to continue to grow as a corporation while paying a substantial dividend to its shareholders. Continuing the monthly dividend at 13.5 cents per share is an important signal to our shareholders of our commitment to continue to reward them as our company grows".

Pending the final approval of the Toronto Stock Exchange (the "TSX") the common shares, 5.75% debentures and 5.85% of debentures of Superior Plus Corp. will begin trading on the TSX two to three business days following the completion of the Arrangement under the symbols "SPB", "SPB.db.b" and "SPB.dc.c", respectively. Until such time, the trust units, 5.75% debentures and 5.85% of debentures of the Fund will continue trading on the TSX.

262118\232994.v2

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meeting of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the timing of receipt of regulatory approval, including approval by the Supreme Court of British Columbia and the Toronto Stock Exchange and the timing of closing of the Arrangement. The Fund believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause the Fund's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the failure to satisfy the conditions precedent to the Arrangement and the other risks identified in the Fund's Information Circular dated November 12, 2008 and 2007 Annual Information Form under the heading "Risk Factors", both of which are available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law the Fund undertakes no obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

262118\1232994.v2

TSX: SPF.UN

Superior Plus

December 31, 2008

Superior Plus Corp. Announces Completion of Conversion to a Corporation

Superior Plus Corp. ("Superior") (www.superiorplus.com) (currently, TSX: SPF.UN) is pleased to announce that the previously announced court supervised plan of arrangement (the "Arrangement") providing for the conversion of Superior Plus Income Fund (the "Fund") into a corporation named "Superior Plus Corp." has closed and will take effect at 11:59 p.m. today. Pursuant to the Arrangement, Superior Plus Corp. will carry on the business previously carried on by the Fund prior to completion of the Arrangement.

Grant Billing, Chairman and Chief Executive Officer, stated that, "We are pleased to announce the completion of the Arrangement as it allows us to create long-term value for our shareholders while continuing our $0.135 per month dividend payment. Our Canadian taxable shareholders will have the added benefit of receiving a dividend tax credit or deduction compared to their prior tax treatment of distributions as other income. In addition, Superior is expected to have greater access to capital and improved liquidity in this challenging economic environment."

Pending the final approval of the Toronto Stock Exchange (the "TSX") the common shares, 5.75% debentures and 5.85% debentures of Superior Plus Corp. will begin trading on the TSX two to three business days following the date hereof under the symbols "SPB", "SPB.db.b" and "SPB.db.c", respectively. Until such time, the trust units, 5.75% debentures and 5.85% debentures of the Fund will continue trading on the TSX.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the timing of receipt of the final approval of the Toronto Stock Exchange and the future payment of dividends. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the failure to satisfy the conditions of the Toronto Stock Exchange to the substitutional listing of the securities of Superior, the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and the other risks identified in the Fund's 2007 Annual Information Form under the heading "Risk Factors", both of which are available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

END